SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number : 000-32041

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Citizens First Savings Bank 401(k) Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Citizens First Bancorp, Inc.
525 Water Street
Port Huron, Michigan 48060

REQUIRED INFORMATION

Items 1-3. The Citizens First Savings Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 11/30/2001

CITIZENS FIRST SAVINGS BANK 401(K) PLAN

By: ______________________

Timothy D. Regan

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